[redacted]

14047481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2014

SEC FILE NUMBER
8- 41367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Du Pasquier & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Christopher Moran~~ ~~(212) 624-3163~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Chris Moran, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2013 and supplemental schedules pertaining to du Pasquier & Co., Inc. as of December 31, 2013 are true and correct. I further affirm that neither the company nor any principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature　　　Date 1/24/14

V.P.
Title

Subscribed and Sworn to before me
on this 24th day of January, 2014.

FRANK GUTTILLA
Notary Public, State of New York
No. 01GU6041775
Qualified in Richmond County
Commission Expires May 15, 2014

Notary Public

DU PASQUIER & CO., INC.
(S.E.C. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

DU PASQUIER & CO., INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
du Pasquier & Co., Inc.

Report on Financial Statements
We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of du Pasquier & Co., Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 27, 2014

DU PASQUIER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:		
Cash and cash equivalents	$	360,060
Due from clearing broker		593,479
Investments - at market value		358,256
Prepaid expenses		91,714
Deferred income tax benefit		157,906
Total current assets		1,561,415
Property and Equipment, net		20,173
Other Asset:		
Advances on commissions		208,878
Other receivables		2,692
Security deposit		48,894
Total other assets		260,464
Total Assets	$	1,842,052

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued compensation payable	$	247,330
Accounts payable and other liabilities		237,321
Due to clearing broker		256,894
Total current liabilities		741,545
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding		100,000
Additional paid in capital		1,702,500
Retained earnings (deficit)		(701,993)
Total stockholder's equity		1,100,507
Total Liabilities and Stockholder's Equity	$	1,842,052

See notes to the statement of financial condition.

Note A – Organization and Significant Accounting Policies

Nature of Business

du Pasquier & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed in New York on June 12, 1991. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in mutual funds invested in money market sweep account funds and short-term foreign investments. Cash and cash equivalents, also includes cash held in foreign bank accounts in the amount of $322,015.

Excess Concentration

At December 31, 2013, the Company had cash and money market balances in excess of insured limits with various financial institutions. The amount in excess of insured balances was $322,015.

Securities Transactions

Agency transactions are cleared through Pershing LLC ("Pershing") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

Note A – Organization and Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholder, elected on August 1, 1999 under the Internal Revenue Code and applicable New York State statutes to be an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The provision for income taxes includes taxes owed to New York City.

Deferred Taxes

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax basis. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for unrealized gains on investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note A – Organization and Significant Accounting Policies (continued)

Fair Value Measurements (Continued)

The following table sets forth information about the Company's three levels of fair value hierarchy at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common Stock	$ 357,320	$ -	$ -	$ 357,320
Restricted Stock	-	936	-	936
Total	$ 357,320	$ 936	$ -	$ 358,256

At December 31, 2013, the Company held no level 3 assets and there were no transfers in and out of Level 3 for the year ended December 31, 2013.

Advances on Commissions

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2013 the Company has outstanding advances in the amount of $208,878.

Subsequent Events

Subsequent events were evaluated through February 27, 2014 which is the date the financial statements were available to be issued.

Note B – Investments

As of December 31, 2013, the Company owned 9,000 shares of NASDAQ common stock with a fair market value of $357,320 and a cost of $134,200. The total unrealized gain with respect to these securities at December 31, 2013 was $223,120. The Company also owned 520,000 shares of Cirmaker Technology Corp. common stock with a fair market value of $936 and a cost of $-0-. The total unrealized gain with respect to these securities at December 31, 2013 was $936.

Note C – Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 69,064
Computer software	35,875
Furniture and fixtures	30,000
Leasehold improvements	8,887
Computer equipment	7,759
	151,585
Less: accumulated depreciation	131,412
Property and equipment, net	$ 20,173

Note D – Shareholder's Distributions and Additional Paid In Capital

The Company distributed cash to the shareholder for the year ended December 31, 2013 of $-0-.

During the year ended December 31, 2013, the shareholder contributed additional capital of $75,000.

Note E - Uncertain Tax Positions

As of December 31, 2013, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2013, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2013, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal, State and Local income tax returns prior to calendar year 2011 will be closed by statute on March 15, 2014.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $451,338, which was $351,338 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.64 to 1.

Note G – Pension Plans

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2013.

Note H – Commitments and Contingencies

The Company occupies office space in New York, NY and Paris, France under non-cancelable operating leases for office space.

Note H – Commitments and Contingencies (Continued)

The future minimum rent under this lease is as follows:

December 31,	
2014	$ 261,356
2015	261,356
2016	210,023
2017	192,036
2018 and thereafter	499,290
	$ 1,424,061

The Company uses Pershing to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by Pershing and interest on balances owed to Pershing. At times, the Company has significant money balances on deposit with Pershing.

Note I – Legal Settlement

In August 2013, the Company resolved all disputes related to a pending employment lawsuit, to each party's satisfaction. The Company paid the settlement amount of $38,000. As of December 31, 2013, no portion of the obligation was outstanding. Management believes that this matter was properly reflected in the financial statements at December 31, 2013 and expects no further impact to the Company.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To The Board of Directors
du Pasquier & Co., Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of du Pasquier & Co., Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of du Pasquier & Co., Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 27, 2014.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2014

DU PASQUIER & CO., INC.

(S.E.C. NO. 8-41367)

SUPPLEMENTAL REPORT ON SIPC-7

DECEMBER 31, 2013

DU PASQUIER & CO., INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Board of Directors of
du Pasquier & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by du Pasquier & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating du Pasquier & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). du Pasquier & Co., Inc.'s management is responsible for the du Pasquier & Co., Inc. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 less revenues reported on the FOCUS reports for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin. Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2014

DU PASQUIER & CO., INC.
SUPPLEMENTAL REPORT OF SIPC-7 (GENERAL ASSESSMENT FORM)
DECEMBER 31, 2013

General assessment calculated on SIPC-7	$ 15,980
Less: payments made with SIPC-6	(9,500)
Assessment balance due and paid with SIPC-7	$ 6,480

DU PASQUIER & CO., INC.

(S.E.C. NO. 8-41367)

SUPPLEMENTAL REPORT ON SIPC-7

DECEMBER 31, 2013

DU PASQUIER & CO., INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Board of Directors of
du Pasquier & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by du Pasquier & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating du Pasquier & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). du Pasquier & Co., Inc.'s management is responsible for the du Pasquier & Co., Inc. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 less revenues reported on the FOCUS reports for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2014

DU PASQUIER & CO., INC.
SUPPLEMENTAL REPORT OF SIPC-7 (GENERAL ASSESSMENT FORM)
DECEMBER 31, 2013

General assessment calculated on SIPC-7	$ 15,980
Less: payments made with SIPC-6	(9,500)
Assessment balance due and paid with SIPC-7	$ 6,480